July 1, 2010

Conan R. Deady
Corporate Vice President, General Counsel and Secretary
Idexx Laboratories, Inc.
One Idexx Drive
Westbrook, Maine 04092

Re: Idexx Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
File Number: 000-19271

Dear Mr. Deady:

We have reviewed your response filed with us on June 11, 2010 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business

Production and Supply, page 9

1. Please be advised that we cannot clear our review of your annual report on Form 10-K until your agreement with Moss, Inc. has been filed.

Patents and Licenses, page 9

2. We note your response to our prior comment 3. Please confirm that you will include this information in your response in future filings.

Schedule 14A

Compensation Discussion & Analysis, page 22

3. We note your response to comment 9 and your statement that the Committee's subjective determination is based on those factors it deems relevant. Please confirm that in future years you will discuss all factors that the Committee considered in determining bonuses. Also, to the extent that individual goals are set, please confirm that you will discuss the level of achievement and how the level of achievement was used to determine bonuses. If the level of achievement is not considered by the Committee, you should discuss the factors that were considered and why the individual goals were not considered.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Conan R. Deady
Idexx Laboratories, Inc.
July 1, 2010
Page 3

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director